Exhibit 99.1

ATIF Holdings Limited

INTRODUCTION TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information of ATIF Holdings Limited (“ATIF” or “the Company”) give effect to the sale of the Leaping Group Company, a Cayman Island exempt company (“LGC”), which is engaged in the multi-channel advertising business, event planning and execution business, film production business and movie theater operating business (collectively “media business”).

On January 14, 2021, the Company entered into a Sale and Purchase Agreement regarding issued shares of Leaping Group Co., Ltd. (the “Agreement”) with Jiang Bo (“Bo”), Jiang Tao (“Tao”) and Wang Di (“Di”, Bo and Tao, collectively the “Buyers”). Pursuant to the Agreement, the Company sold all of its 51.2% equity interest of LGC, to the Buyers in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers, and (ii) payment by the Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022 (the “Transaction”). All principal and accrued and unpaid interest shall be due on January 14, 2023. The parties closed the Transaction on January 29, 2021 and LGC is no longer be a subsidiary of the Company.

The historical financial information of ATIF set forth below has been derived from the historical audited consolidated financial statements of ATIF included in the Form 20-F for the year ended July 31, 2020. The unaudited pro forma consolidated statements of income were prepared as if the transaction occurred as of August 1, 2019. The unaudited pro forma consolidated balance sheet as of July 31, 2020 was prepared as if the transaction occurred on that date.

The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable as of the date of this filing. However, actual adjustments may differ materially from the information presented. The adjustments are directly attributable to the transaction and are expected to have a continuing impact on the financial position and results of operations of ATIF. The statements of income do not reflect any adjustments for nonrecurring items. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma financial information have been made.

The unaudited pro forma financial information, including notes thereto, should be read in conjunction with the historical financial statements of ATIF included in Form 20-F for the year ended July 31, 2020.

The unaudited pro forma consolidated financial statements presented do not purport to represent what the results of operations or financial position of ATIF would actually have been had the transaction occurred on the dates presented nor is it intended to be indicative of future results of operations or financial position of ATIF.

ATIF Holdings Limited

UNAUDITED PRO FORMA CONDENSED BALANCE SHEETS

As of July 31, 2020

	ATIF As of July 31, 2020	Pro Forma Adjustment		Pro Forma Financial Data
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$428,258	$2,281,398	(a)(b)	$2,709,656
Accounts receivable, net	939,392	(939,392	)(a)	-
Inventories	46,778	(46,778	)(a)	-
Deposits	743,122	(375,392	)(a)	367,730
Investment in trading securities	918,675	-		918,675
Investment in life insurance contract	1,290,289	-		1,290,289
Prepaid expenses and other current assets	870,951	(174,420)		696,531
Total current assets	5,237,465	745,416		5,982,881

Property and equipment, net	2,623,391	(2,017,151	)(a)	606,240
Intangible assets, net	7,925,102	(7,594,646	)(a)(c)	330,456
Deferred film production cost	328,308	(328,308	)(a)	-
Goodwill	25,902,394	(25,902,394	)(a)(c)	-
Right-of- use assets, net	3,768,418	(3,147,825	)(a)	620,593
TOTAL ASSETS	$45,785,078	$(38,244,908)		$7,540,170

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	$143,248	$(143,248	)(a)	$-
Accounts payable	1,069,177	(1,068,695	)(a)	482
Deferred revenue	1,063,642	(551,404	)(a)	512,238
Taxes payable	4,004,164	(3,344,048	)(a)	660,116
Accrued expenses and other current liabilities	753,866	(312,516	)(a)	441,350
Operating lease liabilities, current	750,350	(316,446	)(a)	433,904
Total current liabilities	7,784,447	(5,736,357)		2,048,090

Operating lease liabilities, noncurrent	3,382,889	(3,179,625	)(a)	203,264

Total liabilities	11,167,336	(8,915,982)		2,251,354

Total stockholders’ equity	17,403,259	(12,114,443	)(b)(d)	5,288,816

Noncontrolling interests	17,214,483	(17,214,483	)(a)	-

TOTAL LIABILITIES AND EQUITY	$45,785,078	$(38,244,908)		$7,540,170

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the year ended July 31, 2020

	ATIF	Pro Forma Adjustment		Pro Forma Financial Data

Revenues	$685,999	$(40,872	)(a)	$645,127
Cost of revenues	(227,410)	223,342	(a)	(4,068)
Gross profit	458,589	182,470		641,059

Total operating expenses	(17,718,007)	10,625,945	(a)	7,092,062

Total other income	45,314	(75,891	)(a)	(30,577)

Loss before income taxes	(17,214,104)	10,732,524		(6,481,580)

Provision (benefits) for income taxes	76,264	-		76,264

Net loss	$(17,290,368)	$10,732,524		$(6,557,844)

Basic and diluted earnings per share	$(0.37)			$(0.17)

Weighted-average shares	39,790,520	5,555,548	(b)	38,272,610

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. dollar, except for the number of shares)

The following unaudited pro forma condensed combined financial information describes the pro forma effect of our disposal of Leaping on our balance sheet as of July 31, 2020 and our statement of income for the year ended July 31, 2020, respectively.

(1)	DISPOSAL OF Leaping Group Co., Ltd. (“LGC”)

On January 14, 2021, the Company entered into a Agreement with Buyers. Pursuant to the Agreement, the Company will sell 51.2% equity interest of LGC, a Cayman Island exempt company and majority-owned subsidiary of LGC in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. The parties closed the Agreement on January 29, 2021. After the closing of the Agreement, Leaping will no longer be a subsidiary of the Company.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities of LGC and its subsidiaries in the in the consolidated balance sheet as of July 31, 2020.

As of July 31, 2019
Carrying amounts of major classes of LGC
Cash and cash equivalents	$18,602
Accounts receivable	939,392
Other current assets	596,590
Prepayment and other current assets	2,568,765
Property and equipment	2,017,151
Right of use assets, net	3,147,825
Other noncurrent assets	328,308
Total assets of LGC	$7,047,868

Carrying amounts of major classes of liabilities of LGC
Taxes payable	3,344,048
Other current liabilities	2,075,863
Lease liabilities, current	316,446
Lease liabilities, noncurrent	3,179,625
Total liabilities of LGC	$8,915,982

The following is a reconciliation of net loss of $5.9 million from disposition in the consolidated statements of operations:

Cash consideration in exchange for the disposal	2,300,000
Share consideration in exchange for the disposal	5,999,992
Noncontrolling interest	17,214,483
Less: net liabilities (comprised of assets of $7,047,868 and liabilities of $8,915,982)	1,868,114
Goodwill arising from combination of LGC and the Company	(25,902,394)
Intangible assets identified from combination of LGC and the Company	(7,594,646)
Loss from disposal of LGC	$(6,114,451)
Less: Other comprehensive loss from foreign exchange adjustments	84,408
Net loss from disposal of LGC	(6,030,043)

(2)	PRO FORMA ADJUSTMENTS

For unaudited pro forma condensed combined balance sheets

(a)	These adjustments reflect the elimination of assets and liabilities attributable to LGC and its subsidiaries;

(b)	This adjustment reflects the receipt of cash consideration at the closing of the transaction of US$2,300,000 and share consideration of 5,555,548 shares of the Company’s common stock at a per stock price of $1.08 which is the closing price on January 29, 2021;

(c)	This adjustment reflects the elimination of goodwill arising from and intangible assets identified from the business combination of the Company and LGC;

(d)	This adjustment reflects the loss on the transaction based on the net assets as of July 31, 2020. This estimated loss has not been reflected in the Unaudited Pro Forma Condensed Combined Statements of Operations as it is considered to be nonrecurring in nature. No adjustment has been made to the sale proceeds to give effect to any potential post-closing adjustment under the terms of the agreement.

For unaudited pro forma condensed combined statements of operations

(a)	These adjustments reflect the elimination of LGC operating revenues, costs and expenses.

(b)	This adjustment reflect the decrease in the weighted average shares in connection with the issuance of 5,555,548 common stocks as the share consideration of the disposition.

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